

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2023

Alex Xu
Chief Financial Officer
Qifu Technology, Inc.
7/F Lujiazui Finance Plaza
No. 1217 Dongfang Road
Pudong New Area , Shanghai 200122
People's Republic of China

> **Re: Qifu Technology, Inc.**
> **Form 20-F for the Year Ended 2022**
> **Filed April 27, 2023**
> **File No. 001-38752**

Dear Alex Xu:

We have reviewed your September 28, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Form 20-F for the Year Ended 2022

Introduction, page 1

1. We note your response to prior comment 1 and reissue in part. In future filings, please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.

Please contact Michael Henderson at 202-551-3364 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance